SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 12, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 1Q16 results

São Paulo, May 12, 2016 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 1Q16 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2015.

SBSP3: R$ 27.73/share SBS: US$ 7.84 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 18.9 billion Closing quote: 05/12/2016

1.    Financial highlights

					R$ million
		1Q16	1Q15	Chg. (R$)%
	Gross operating revenue	2,570.6	2,004.5	566.1	28.2
	Construction revenue	625.3	588.4	36.9	6.3
	COFINS and PASEP taxes	(168.1)	(124.3)	(43.8)	35.2
(=)	Net operating revenue	3,027.8	2,468.6	559.2	22.7
	Costs and expenses	(1,794.4)	(789.1)	(1,005.3)	127.4
	Construction costs	(612.4)	(576.4)	(36.0)	6.2
	Equity result	2.1	1.1	1.0	90.9
	Other operating revenue (expenses), net	5.5	32.1	(26.6)	(82.9)
(=)	Earnings before financial result, income tax and social contribution	628.6	1,136.3	(507.7)	(44.7)
	Financial result	340.2	(985.8)	1,326.0	(134.5)
(=)	Earnings before income tax and social contribution	968.8	150.5	818.3	543.7
	Income tax and social contribution	(340.0)	167.7	(507.7)	(302.7)
(=)	Net income	628.8	318.2	310.6	97.6
	Earnings per share* (R$)	0.92	0.47
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q16	1Q15	Chg. (R$)%
	Net income	628.8	318.2	310.6	97.6
	Income tax and social contribution	340.0	(167.7)	507.7	(302.7)
	Financial result	(340.2)	985.8	(1,326.0)	(134.5)
	Other operating revenues (expenses), net	(5.5)	(32.1)	26.6	(82.9)
(=)	Adjusted EBIT*	623.1	1,104.2	(481.1)	(43.6)
	Depreciation and amortization	284.7	253.3	31.4	12.4
(=)	Adjusted EBITDA **	907.8	1,357.5	(449.7)	(33.1)
	(%) Adjusted EBITDA margin	30.0	55.0

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q16, net operating revenue, including construction revenue, reached R$ 3.0 billion; a 22.7% increase compared to the same period of 2015.

Costs and expenses, including construction costs, totaled R$ 2.4 billion, 76.3% higher than the R$ 1.4 billion recorded in 1Q15.

Adjusted EBIT, in the amount of R$ 623.1 million, dropped 43.6% from R$ 1,104.2 million recorded in 1Q15.

Adjusted EBITDA, in the amount of R$ 907.8 million, reduced 33.1% from R$ 1,357.5 million recorded in 1Q15 (R$ 3,524.6 million in the last 12 months).

The adjusted EBITDA margin was 30.0% in 1Q16, versus 55.0% in 1Q15 (28.7% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 37.2% in 1Q16 (71.6% in 1Q15 and 38.8% in the last 12 months).

In 1Q16 the Company recorded a net income of R$ 628.8 million, in comparison to a net income of R$ 318.2 million in 1Q15.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.6 billion, an increase of R$ 566.1 million or 28.2%, when compared to the R$ 2.0 billion recorded in 1Q15.

The main factors that led to this variation were:

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015;

•         Lower bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 153.8 million impact in 1Q16, versus the R$ 211.2 million recorded in 1Q15;

•         Application of contingency tariff, in the amount of R$ 160.6 million in 1Q16 (R$ 79.3 million in 1Q15); and

•         Increase of 1.9% in the Company’s total billed volume (1.0% in water and 3.0% in sewage).

3. Construction revenue

Construction revenue increased R$ 36.9 million or 6.3%, when compared to the previous year. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q16	1Q15%		1Q16	1Q15%		1Q16	1Q15%
Residential	380.4	369.1	3.1	320.3	308.7	3.8	700.7	677.8	3.4
Commercial	40.4	40.5	(0.2)	38.2	38.1	0.3	78.6	78.6	-
Industrial	7.7	8.5	(9.4)	9.5	9.9	(4.0)	17.2	18.4	(6.5)
Public	9.5	10.5	(9.5)	8.4	8.0	5.0	17.9	18.5	(3.2)
Total retail	438.0	428.6	2.2	376.4	364.7	3.2	814.4	793.3	2.7
Wholesale (3)	52.0	56.5	(8.0)	5.7	6.3	(9.5)	57.7	62.8	(8.1)
Total	490.0	485.1	1.0	382.1	371.0	3.0	872.1	856.1	1.9

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q16	1Q15%		1Q16	1Q15%		1Q16	1Q15%
Metropolitan	279.0	267.9	4.1	241.5	230.9	4.6	520.5	498.8	4.4
Regional (2)	159.0	160.7	(1.1)	134.9	133.8	0.8	293.9	294.5	(0.2)
Total retail	438.0	428.6	2.2	376.4	364.7	3.2	814.4	793.3	2.7
Wholesale (3)	52.0	56.5	(8.0)	5.7	6.3	(9.5)	57.7	62.8	(8.1)
Total	490.0	485.1	1.0	382.1	371.0	3.0	872.1	856.1	1.9

             (1) Unaudited

             (2) Including coastal and interior region

             (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 1Q16, costs, administrative, selling and construction expenses, grew 76.3% (R$ 1,041.3 million). Excluding construction costs, total costs and expenses increased by 127.4%.

Excluding the effects of the non-recurring GESP Reimbursement transaction, costs and expenses increased by 16.7%.

As a percentage of net revenue, costs and expenses were 55.3% in 1Q15 and 79.5% in 1Q16.Excluding the effects of the GESP Reimbursement effects, costs and expenses as a percentage of net revenue came to 83.5% in 1Q15.

				R$ million
	1Q16	1Q15	Chg. (R$)%
Payroll and benefits and pension plan obligations	574.3	534.5	39.8	7.4
Supplies	36.2	48.7	(12.5)	(25.7)
Treatment supplies	75.1	72.3	2.8	3.9
Services	282.4	295.9	(13.5)	(4.6)
Electric power	240.4	159.1	81.3	51.1
General expenses	224.6	54.4	170.2	312.9
Tax expenses	20.6	19.9	0.7	3.5
São Paulo state government reimbursement	-	(696.3)	696.3	-
Sub-total	1,453.6	488.5	965.1	197.6
Depreciation and amortization	284.7	253.3	31.4	12.4
Provision for doubtful credits	56.1	47.3	8.8	18.6
Sub-total	340.8	300.6	40.2	13.4
Costs, administrative and selling expenses	1,794.4	789.1	1,005.3	127.4
Construction costs	612.4	576.4	36.0	6.2
Costs, adm., selling and construction expenses	2,406.8	1,365.5	1,041.3	76.3
% of net revenue	79.5	55.3

5.1. Payroll and benefits and pension plan obligations

In 1Q16 payroll and benefits increased R$ 39.8 million or 7.4%, due to the following:

•         R$ 18.8 million in the provision for the pension plan, arising from changes in actuarial assumptions;

•         R$ 14.5 million, mainly due to the average wage increase of 9.7% in May 2015 and by the application of 1% related to the career and wage plan, since July 2015; and

•         R$ 5.9 million, due to the adjustment in healthcare expenses since July 2015.

 5.2. Supplies

In 1Q16, expenses with supplies decreased R$ 12.5 million or 25.7%, from R$ 48.7 million to R$ 36.2 million, mostly due to the following:

•         Fuel, in the amount of R$ 6.7 million, mostly due to the fact that the generators used to pump water from the Cantareira System technical reserve were turned off in December 2015; and

•         Lower use of materials in preventive and corrective maintenance in water and sewage systems, in computerized systems and conservation of properties and installations, in the amount of R$ 5.9 million.

5.3. Services

Services expenses, in the amount of R$ 282.4 million, dropped R$ 13.5 million or 4.6%, in comparison to R$ 295.9 million in1Q15. The main factors that led to this decrease were:

•         Water and sewage systems and connections maintenance, in the amount of R$ 10.3 million; and

•         Advertising campaigns, in the amount of R$ 4.0 million, mainly due to the intensification in 1Q15, for the rational use of water.

5.4. Electric power

Electric power expenses totaled R$ 240.4 million, an increase of R$ 81.3 million or 51.1% in comparison to the R$ 159.1 million in 1Q15. The main factors that contributed to this increase were:

•         Average increase of 38.3% in the regulated market tariffs, with no significant variation in consumption;

•         Average increase of 165.2% in the grid market tariffs (TUSD), with a 5.3% decrease in consumption; and

•         Average increase of 10.5% in the free market tariff, with a 7.5% decrease in consumption.

In 1Q16 the regulated market accounted for 39.3% of the total electric power consumed by the Company, the free market accounted for 31.0% and the grid market accounted for 29.7% of total consumption.

5.5. General expenses

General expenses increased R$ 170.2 million, totaling R$ 224.6 million, versus the R$ 54.4 million recorded in 1Q15, mainly due to:

•         R$ 138.7 million increase in the provision for lawsuits; and

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 27.7 million, as a result of the increase in revenues with the municipality of São Paulo.

5.6. São Paulo state government reimbursement

In 1Q15, the Company entered into an agreement with the São Paulo state government to receive the undisputed amount, related to the state’s debt with the Company, for the payment of the benefits to former employees (G0) dealt with by state Law #4,819, of August 26, 1958, that generated a credit in the result in the amount of R$ 696.3 million.

5.7. Depreciation and amortization

R$ 31.4 million increase or 12.4%, reaching R$ 284.7 million in comparison to the R$ 253.3 million recorded in 1Q15, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.4 billion.

5.8. Provision for doubtful credits

Increased R$ 8.8 million, mainly due to the lower recovery of amounts through settlements in 1Q16, in the amount of R$ 12.8 million, partially offset by the reduction in provisions for revenue losses, in the amount of R$ 4.0 million.

6. Other operating revenues (expenses), net

Other net operational revenues and expenses reported a negative variation of R$ 26.6 million, mainly due to the R$ 21.5 million drop from the sale of surplus electricity between the analyzed periods.

7. Financial result

				R$ million
	1Q16	1Q15	Chg.	%
Financial expenses, net of revenues	(99.8)	(63.8)	(36.0)	56.4
Net monetary and exchange variation	440.0	(922.0)	1,362.0	(147.7)
Financial result	340.2	(985.8)	1,326.0	(134.5)

7.1. Financial revenues and expenses

				R$ million
	1Q16	1Q15	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(37.6)	(30.4)	(7.2)	23.7
Interest and charges on domestic loans and financing	(95.2)	(86.7)	(8.5)	9.8
Other financial expenses	(52.5)	(20.2)	(32.3)	159.9
Total financial expenses	(185.3)	(137.3)	(48.0)	35.0
Financial revenues	85.5	73.5	12.0	16.3
Financial expenses net of revenues	(99.8)	(63.8)	(36.0)	56.4

7.1.1. Financial expenses

Financial expenses grew R$ 48.0 million. The main reasons were:

•         R$ 7.2 million in interest and charges on international loans and financing, due to the increase in the debt balance, despite the depreciation of the US dollar and the Yen versus the Brazilian Real in 1Q16 (-8.9% and -2.4%, respectively);

•         R$ 8.5 million in interest and charges on domestic loans and financing, especially due to the funding of the 20th debenture issue, in December 2015; and

•         R$ 32.3 million in other financial expenses, largely due to the higher provision of interest on lawsuits in 1Q16.

7.1.2. Financial revenues

Financial revenues increased R$ 12.0 million, largely due to the increased recognition of interest on installment agreements and financial investments in 1Q16.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q16	1Q15	Chg.	%
Monetary variation on loans and financing	(52.9)	(56.2)	3.3	(5.9)
Currency exchange variation on loans and financing	483.3	(884.5)	1,367.8	(154.6)
Other monetary variations	(45.1)	(12.2)	(32.9)	269.7
Monetary/exchange rate variation on liabilities	385.3	(952.9)	1,338.2	(140.4)
Monetary/exchange rate variation on assets	54.7	30.9	23.8	77.0
Monetary/exchange rate variation, net	440.0	(922.0)	1,362.0	(147.7)

The effect in 1Q16 was R$ 1,362.0 million, lower than in 1Q15, especially due to the positive variation of R$ 1,367.8 million in expenses with exchange rate variation on loans and financing, due to the depreciation of the US dollar and the Yen versus the Brazilian Real in 1Q16 (-8.9% and -2.4%, respectively), when compared to the appreciation recorded in 1Q15 (20.8% and 20.3%, respectively). This amount was partially offset by the increase of R$ 32.9 million from higher provisions for the monetary restatement of lawsuits in 1Q16.

8. Income tax and social contribution

Grew R$ 507.7 million, due to the increase in taxable income in 1Q16, when compared to the net loss recorded in 1Q15.

9. Indicators

9.1. Operating

In the first quarter of 2016, due to the greater availability of water, production volume increased by 8.8%.

Water losses moved up this quarter, although this was already expected given that the reduction observed until now was not only due to the loss control initiatives, but was also to the water crisis and the consequent need to lower network pressures as a means of managing demand.

Operating indicators *	1Q16	1Q15%
Water connections (1)	8,477	8,258	2.7
Sewage connections (1)	6,917	6,705	3.2
Population directly served - water (2)	25.6	25.3	1.2
Population directly served - sewage (2)	22.9	22.5	1.8
Number of employees	13,816	14,167	(2.5)
Water volume produced (3)	667	613	8.8
IPM - Measured water loss (%)	29.9	29.0	3.1
IPDt (liters/connection x day)	275	290	(5.2)

                   (1) Total connections, active and inactive, in thousand units at the end of the period

                   (2) In million inhabitants, at the end of the period. Not including wholesale

                   (3) In million of cubic meters

                   (*) Unaudited

9.2. Financial

Economic Indexes * (quarter end)	1Q16	1Q15
Accumulated Amplified Consumer Price Index (%)	2.62	3.83
Accumulated Referential Rate (%)	0.45	0.23
Interbank Deposit Certificate (%)	14.13	12.60
US DOLAR (R$)	3.5589	3.2080
YEN (R$)	0.03166	0.02675

  (*) Unaudited

10. Loans and financing

								R$ million
INSTITUTION	2016	2017	2018	2019	2020	2021	2022 to 2038	Total
Local market
Caixa Econômica Federal	38.1	55.0	58.6	60.3	62.4	65.5	728.0	1,067.9
Debentures	89.6	592.8	876.2	978.9	406.1	193.1	422.8	3,559.5
BNDES	59.6	79.5	79.5	79.5	61.8	61.3	261.0	682.2
Commercial Leasing	8.3	22.0	23.3	24.7	26.3	27.9	408.0	540.5
Others	0.5	0.7	1.4	1.4	1.3	1.3	5.2	11.8
Interest and charges	58.2	12.0	0.0	0.0	0.0	0.0	0.0	70.2
Local market total	254.3	762.0	1,039.0	1,144.8	557.9	349.1	1,825.0	5,932.1
International market
IADB	117.5	202.7	113.3	113.3	113.3	113.3	1,209.2	1,982.6
IBRD	0.0	0.0	0.0	7.3	14.5	14.5	181.0	217.3
Eurobonds	498.2	0.0	0.0	0.0	1,241.7	0.0	0.0	1,739.9
JICA	34.6	70.6	72.0	116.2	116.2	116.2	1,274.5	1,800.3
BID 1983AB	85.2	85.2	84.3	63.0	60.9	27.4	52.3	458.3
Interest and charges	62.6	0.0	0.0	0.0	0.0	0.0	0.0	62.6
International market total	798.1	358.5	269.6	299.8	1,546.6	271.4	2,717.0	6,261.0
Total	1,052.4	1,120.5	1,308.6	1,444.6	2,104.5	620.5	4,542.0	12,193.1

11. Capex

In the first quarter of 2016, the Company invested R$ 665.4 million.

12. Conference calls

Apimec Meeting May 17, 2016 2:00 pm (US EST) / 3:00 pm (Brasília) Rua Nicolau Gagliardi, 313 Pinheiros São Paulo – Brasil Live webcast Click here to access

In English

May 17, 2016

10:30 am (Brasília) / 9:30 am (US EST)

Dial in: 1 (412) 317-5486

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10078347

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	1Q16	1Q15
Net Operating Revenue	3,027,842	2,468,641
Operating Costs	(1,941,276)	(1,758,677)
Gross Profit	1,086,566	709,964
Operating Expenses
Selling	(205,278)	(184,481)
Administrative revenue (expenses)	(260,194)	577,608
Other operating revenue (expenses), net	5,482	32,057
Operating Income Before Shareholdings	626,576	1,135,148
Equity Result	2,087	1,114
Earnings Before Financial Results, net	628,663	1,136,262
Financial, net	(143,159)	(101,794)
Exchange gain (loss), net	483,319	(883,966)
Earnings before Income Tax and Social Contribution	968,823	150,502
Income Tax and Social Contribution
Current	(338,989)	-
Deferred	(1,045)	167,676
Net Income (loss) for the period	628,789	318,178
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.92	0.47
Depreciation and Amortization	(284,656)	(253,308)
Adjusted EBITDA	907,837	1,357,513
% over net revenue	30.0%	55.0%

Net Operating Revenue Breakdown		R$ '000
	1Q16	1Q15
Gross operating revenue	3,195,908	2,592,958
Water supply - retail	1,409,269	1,092,104
Water supply - wholesale	21,443	16,357
Sewage collection and treatment	1,095,489	856,367
Sewage collection and treatment - wholesale	6,656	7,557
Construction revenue - water	428,136	304,504
Construction revenue - sewage	197,144	283,962
Other services	37,771	32,107
Gross revenue deductions (Cofins/Pasep)	(168,066)	(124,317)
Net operating revenue	3,027,842	2,468,641

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2016	12/31/2015
Current assets
Cash and cash equivalents	1,431,876	1,639,214
Trade accounts receivable	1,465,570	1,326,972
Accounts receivable from related parties	150,871	156,155
Inventories	56,714	64,066
Restricted cash	26,559	29,156
Recoverable taxes	15,931	77,828
Other accounts receivable	193,298	156,942
Total current assets	3,340,819	3,450,333

Noncurrent assets
Trade accounts receivable	163,842	182,616
Accounts receivable from related parties	720,473	715,952
Escrow deposits	82,941	76,663
Deferred income tax and social contribution	127,197	128,242
Water National Agency – ANA	89,913	88,368
Other accounts receivable	141,180	140,676

Investments	29,907	28,105
Investment properties	56,940	56,957
Intangible assets	28,893,799	28,513,626
Property, plant and equipment	326,581	325,076
Total noncurrent assets	30,632,773	30,256,281

Total assets	33,973,592	33,706,614

LIABILITIES AND EQUITY	03/31/2016	12/31/2015
Current liabilities
Trade payables and contractors	198,089	248,158
Current portion of long-term loans and financing	1,474,032	1,526,262
Accrued payroll and related charges	368,587	347,976
Taxes and contributions	314,830	107,295
Interest on shareholders' equity payable	127,441	127,441
Provisions	658,499	631,890
Services payable	482,976	387,279
Public-Private Partnership – PPP	33,806	33,255
Program Contract Commitments	209,875	228,659
Other liabilities	91,086	102,101
Total current liabilities	3,959,221	3,740,316

Noncurrent liabilities
Loans and financing	10,719,144	11,595,338
Deferred Cofins and Pasep	134,277	132,921
Provisions	493,729	450,324
Pension obligations	2,892,361	2,832,216
Public-Private Partnership – PPP	1,197,122	1,001,778
Program Contract Commitments	87,703	92,055
Other liabilities	144,640	145,060
Total noncurrent liabilities	15,668,976	16,249,692

Total liabilities	19,628,197	19,990,008

Equity
Capital stock	10,000,000	10,000,000
Earnings reserves	4,069,988	4,069,988
Other comprehensive income	(353,382)	(353,382)
Accrued earnings	628,789	-
Total equity	14,345,395	13,716,606

Total equity and liabilities	33,973,592	33,706,614

Cash Flow

Brazilian Corporate Law		R$ '000
	1Q16	1Q15
Cash flow from operating activities
Profit before income tax and social contribution	968,823	150,502
Adjustment for:
Depreciation and amortization	284,656	253,308
Residual value of property, plant and equipment and intangible assets written-off	339	(8,301)
Allowance for doubtful accounts	56,078	47,343
Provision and inflation adjustment	122,301	(84,524)
Interest calculated on loans and financing payable	136,821	121,043
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(430,351)	940,559
Interest and inflation adjustment losses	9,967	6,045
Interest and inflation adjustment gains	(50,977)	(14,807)
Financial charges from customers	(67,055)	(49,035)
Margin on intangible assets arising from concession	(12,894)	(12,090)
Provision for Consent Decree (TAC)	1,073	(43,148)
Equity result	(2,087)	(1,114)
Provision from São Paulo agreement	97,402	68,423
Provision for defined contribution plan	2,277	2,044
Pension obligations	102,972	81,914
Other adjustments	(6,900)	(3,563)
GESP Agreement	-	(696,283)
	1,212,445	758,316
Changes in assets
Trade accounts receivable	(90,341)	2,367
Accounts receivable from related parties	17,534	12,556
Inventories	7,242	6,638
Recoverable taxes	61,897	(25,804)
Escrow deposits	9,422	(648)
Other accounts receivable	(32,345)	(19,428)
Changes in liabilities
Trade payables and contractors	(5,380)	(11,648)
Services received	(1,705)	15,434
Accrued payroll and related charges	19,538	25,774
Taxes and contributions payable	(85,300)	4,643
Deferred Cofins/Pasep	1,356	(231)
Provisions	(52,287)	(32,081)
Pension obligations	(42,827)	(39,927)
Other liabilities	(12,079)	(8,182)

Cash generated from operations	1,007,170	687,779

Interest paid	(228,369)	(193,558)
Income tax and contribution paid	(46,154)	(17,743)

Net cash generated from operating activities	732,647	476,478

Cash flows from investing activities
Acquisition of intangibles	(400,978)	(519,959)
Restricted cash	2,597	(2,131)
Investment increase	-	244
Purchases of tangible assets	(12,906)	(8,402)
Net cash used in investing activities	(411,287)	(530,248)

Cash flow from financing activities
Loans and financing
Proceeds from loans	174,708	311,671
Repayments of loans	(662,193)	(203,905)
Public-Private Partnership – PPP	(8,111)	(5,611)
Program Contract Commitments	(33,102)	(33,405)
Net cash generated by (used in) financing activities	(528,698)	68,750

Cash reduce and cash equivalents	(207,338)	14,980

Represented by:
Cash and cash equivalents at beginning of the period	1,639,214	1,722,991
Cash and cash equivalents at end of the period	1,431,876	1,737,971
Cash reduce and cash equivalents	(207,338)	14,980

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 13, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.